LASIK AMERICA, INC.
UNITS

The Corporation will furnish without charge to each stockholder who so requests, the designations, powers, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Any such request may be made to the Corporation or to the Transfer Agent.

WARRANT PROVISIONS

This certificate certifies that for value received the Registered Holder hereby is entitled, at any time on or after May __, 2002 or such earlier date as West American Securities Corp. and Lasik America, Inc. shall determine that the Warrants and Common Stock which comprise the Units shall be separately transferable (the "Separation Date") to exchange each Unit represented by this Unit Certificate for one Common Stock certificate representing one share of Common Stock and one Warrant Certificate representing one Warrant upon surrender of this Unit Certificate to the Transfer Agent at the office of the Transfer Agent together with any documentation required by such Transfer Agent. At any time on or after May __, 2002 and before 5:00 P.M., New York time on the Expiration Date, upon surrender of the Warrant Certificate at the office of the Warrant Agent for the Warrants, with the Subscription Form on the reverse side thereof completed and duly executed and accompanied by payment, in cash or check payable to the Warrant Agent for the account of the Corporation, the Registered Holder of such Warrant Certificate shall be entitled to purchase from the Corporation one share of Common Stock of the Corporation for each Warrant represented by the Warrant Certificate, which shares shall be fully paid and non-assessable, at the exercise price of $7.20 per share. The exercise price and the number of shares purchasable upon exercise of each Warrant are subject to adjustment and the Warrants are redeemable by the Corporation, each upon the occurrence of certain events set forth in the Warrant Agreement.

After 5:00 P.M. New York time, on May __, 2007, the Warrant shall become null and void and of no value.

REFERENCE IS MADE TO THE WARRANT AGREEMENT REFERRED TO ON THE REVERSE SIDE HEREOF AND THE PROVISIONS OF SUCH WARRANT AGREEMENT SHALL FOR ALL PURPOSES HAVE THE SAME EFFECT AS THOUGH FULLY SET FORTH ON THE FRONT OF THIS CERTIFICATE.

The Warrant shall be governed by and construed in accordance with the laws of the State of Nevada without giving effect to conflicts of laws provisions.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with right of
     survivorship and not as tenants
     in common

UNIF GIFT MIN ACT - ....Custodian....................
                       (Cust)   (Minor)
                  under Uniform Gifts to Minors

                      Act...................
                          (State)

Additional abbreviations may also be used though not in the above list.

For Value Received, _____ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

_____ *Units*

represented by the within Certificate, and do hereby irrevocably constitute and appoint

_____ *Attorney*

to transfer the said Unit(s) on the books of the within named Corporation with full power of substitution in the premises.

Dated _____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER.

IMPORTANT: ALL SIGNATURES MUST BE GUARANTEED IN THE SPACE PROVIDED BELOW BY A FIRM THAT IS A MEMBER OF THE NATIONAL SECURITIES EXCHANGE OR OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR BY A COMMERCIAL BANK OR TRUST COMPANY LOCATED IN THE UNITED STATES.

SIGNATURE GUARANTEE:

NAME: _____
(Please Print)

BY: _____

TITLE: _____